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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                   -------------------------------------------

                             Media Arts Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439 C 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  James F. Landrum, Jr., 521 Charcot Avenue, San Jose, CA 95131 (408) 324-2020
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         THOMAS KINKADE
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  [ ]
                                                                   (b)  [ ]
         N/A
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                          [ ]

         N/A
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power

                                  600,000
        NUMBER           -------------------------------------------------------
      OF SHARES          (8)      Shared Voting Power
     BENEFICIALLY
        OWNED                     3,140,651
       BY EACH           -------------------------------------------------------
      REPORTING          (9)      Sole Dispositive Power
       PERSON
        WITH                      600,000
                         -------------------------------------------------------
                         (10)     Shared Dispositive Power

                                  3,140,651
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,740,651
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                     [ ]

         N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         27.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         NANETTE KINKADE
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  [ ]
                                                                   (b)  [ ]
         N/A
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                          [ ]

         N/A
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power

                                  0
        NUMBER           -------------------------------------------------------
      OF SHARES          (8)      Shared Voting Power
     BENEFICIALLY
        OWNED                     3,140,651
       BY EACH           -------------------------------------------------------
      REPORTING          (9)      Sole Dispositive Power
       PERSON
        WITH                      0
                         -------------------------------------------------------
                         (10)     Shared Dispositive Power

                                  3,140,651
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,140,651
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                     [ ]

         N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         23.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (the "Statement") relating to common shares, par value $0.01 per share (the "Common Stock"), of Media Arts Group, Inc., a Delaware Corporation (the "Issuer") is amended to furnish the additional information set forth herein.

         The address of the Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 to this Statement is hereby amended and restated in its entirety as follows:

         (a) The names of the persons filing this Statement are Thomas Kinkade and Nanette Kinkade (collectively, the "Reporting Persons").

         (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

         (c) Thomas Kinkade is the Art Director and a member of the Board of Directors of the Issuer. Nanette Kinkade is a homemaker and the spouse of Thomas Kinkade.

         (d) During the five years preceding the filing of this Statement, none of the Reporting Persons was convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         (e) During the five years preceding the filing of this Statement, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         (f)      Each Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to this Statement is hereby amended to add the following:

The total amount of funds required to purchase all Common Stock not owned by Thomas Kinkade and his affiliates is expected to be approximately $62.5 million. Thomas Kinkade intends to obtain the funds necessary to complete the proposal referenced in Item 4 of this Statement with borrowings from banks or other similar lending institutions. As of this date, no definitive agreements or other arrangements have been entered into with any bank or lending institution. The Reporting Persons will file an amendment to this Statement promptly after such financing arrangements are finalized.

ITEM 4.  PURPOSE OF TRANSACTION

On October 17, 2000, Thomas Kinkade submitted a proposal to the Board of Directors of Media Arts Group, Inc. pursuant to which a corporation wholly owned by Mr. Kinkade would acquire all of the outstanding Common Stock of Media Arts Group, Inc. not already owned by Thomas Kinkade or his affiliates, for $6.25 per share in cash.

The proposal contemplates the negotiation and execution of a binding agreement, which will contain customary terms and conditions for transactions of this type. Thomas Kinkade has reserved the right to terminate the proposal if a definite agreement has not been executed by November 30, 2000. In connection with the proposal, Mr. Kinkade has engaged Roth Capital Partners ("Roth Capital") to advise on the transaction and has received a "highly confident" letter from Roth Capital with respect to the financing necessary to consummate the proposed transaction.

IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF MEDIA ARTS GROUP, INC. COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF MEDIA ARTS GROUP, INC. SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF MEDIA ARTS GROUP, INC. CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

This summary of Mr. Kinkade's proposal to the Board of Directors of Media Arts Group, Inc. does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 4 hereto. Exhibit 4 is incorporated herein by reference.

Based on his continuing evaluation of Media Arts Group, Inc., alternative investment opportunities and all other factors deemed relevant, Mr. Kinkade reserves the right to sell his shares of Common Stock of Media Arts Group, Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 to this Statement is hereby amended, in pertinent part, as follows:

         (a)      (i)      The aggregate number of shares of Common Stock
                           beneficially owned by Thomas Kinkade is 3,740,651 which represents 27.2% of the Issuer's outstanding
                           Common Stock.

                  (ii) The aggregate number of shares of Common Stock beneficially owned by Nanette Kinkade is 3,140,651, and represent 23.9% of the Issuer's outstanding Common Stock.

         (b)      (i)      Thomas Kinkade has:

                           1) 600,000 shares as to which he has sole power to vote or to direct the vote;

                           2) 3,140,651 shares as to which he has shared power to vote or to direct the vote;

                           3) 600,000 shares as to which he has sole power to dispose or to direct the disposition; and

                           4) 3,140,651 shares as to which he has shared power to dispose or to direct the disposition.

                  (ii)     Nanette Kinkade has:

                           1) 0 shares as to which she has sole power to vote or to direct the vote;

                           2) 3,140,651 shares as to which she has shared power to vote or to direct the vote;

                           3) 0 shares as to which she has sole power to dispose or to direct the disposition; and

                           4) 3,140,651 shares as to which she has shared power to dispose or to direct the disposition.

         (c) Except as set forth in Item 4, to the best knowledge of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 to this Statement is hereby amended to add the following:

         Thomas Kinkade has delivered the proposal referenced in Item 4. See the response to Item 4, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 4. Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc., dated October 17, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     /s/ THOMAS KINKADE                       October 17, 2000
-------------------------------------
         Thomas Kinkade

     /s/ NANETTE KINKADE                      October 17, 2000
-------------------------------------
         Nanette Kinkade

                                  EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION
-----------           -----------

     1 Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, previously filed on March 5, 1997.

     2 License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on December 16, 1997.

     3 Stock Option Agreement dated December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on September 25, 1998.

     4 Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc., dated October 17, 2000.